Convesio, Inc.

Financial Statements

December 31, 2018



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

CONVESIO, INC.

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Convesio, Inc.
Walnut Creek, California

We have reviewed the accompanying financial statements of Convesio, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2018, and the related statements of operations and retained earnings, and cash flows, for the period from February 12, 2018 (inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

Keiter

May 20, 2019
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

CONVESIO, INC.

Balance Sheet
December 31, 2018

<u>Assets</u>

Cash	$ -
Total assets	$ -

<u>Liabilities and Equity</u>

Liabilities	$ -
Equity	-
Total liabilities and equity	$ -

See report of independent accountants and accompanying notes to financial statement.

CONVESIO, INC.

Statement of Operations and Retained Earnings
For the period from February 12, 2018 (inception) to December 31, 2018

Revenue	$	-
Expenses		-
Net income		-
Retained earnings, beginning of period		-
Retained earnings, end of period	$	-

See report of independent accountants and accompanying notes to financial statement.

CONVESIO, INC.

Statement of Cash Flows
For the period from February 12, 2018 (inception) to December 31, 2018

Cash flows from operating activities	$	-
Cash flows from investing activities		-
Cash flows from financing activities		-
Net change in cash and cash equivalents		-
Cash, beginning of period		-
Cash, end of period	$	-

CONVESIO, INC.

Notes to Financial Statement

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Convesio, Inc. (the "Company") was founded on February 12, 2018 in Delaware with the intent of operating a hosting platform as a self-healing, auto-scaling, platform-as-a-service, for creating and managing WordPress websites.

Management's Plans: The Company's strategic plan for 2019 and beyond is to focus on taking the product to market and gaining market share through sales, marketing, and brand awareness. In addition, the Company will continue to invest in product development, customer support, and infrastructure. The Company believes that access to operating capital raised in the planned equity crowdfunding offering as well as stockholder contributions will enable the Company to execute its growth plan and continue as a going concern for a reasonable period of time.

Basis of Accounting: The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Subsequent Events: Management has evaluated subsequent events through May 20, 2019, the date the financial statement was available to be issued, and has determined that other than disclosed in Note 2, no disclosures are necessary.

2.   **Equity:**

Pursuant to its articles of incorporation, the Company is authorized to issue up to 10,000,000 shares of common stock at a par value of $0.00001 per share. Each share of common stock entitles the holder to one vote. As of December 31, 2018, no shares have been issued.

Subsequent to year-end, the Company issued 6,575,000 shares of common stock in April 2019 for a total par value contribution of $65.75.